As filed with the Securities and Exchange Commission on July 28, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Republic of South Africa

(Name of Registrant)

Professor Thandabantu Nhlapo

Chargé d’Affaires

Embassy of the Republic of South Africa

3051 Massachusetts Avenue, N.W.

Washington, D.C. 20008

(Name and address of Authorized Agent of the Registrant in the United States)

It is requested that copies of notices and communications from the

Securities and Exchange Commission be sent to:

CHRISTOPHER L. MANN, ESQ.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

The securities being registered hereby are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6248 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Debt Securities and Warrants	$3,000,000,000	100%	$3,000,000,000	$242,700

(1)	Estimated solely for the purpose of determining the registration fee.
(2)	Exclusive of accrued interest, if any.
(3)	In accordance with Rule 457(p) of the Securities Act of 1933, the registration fee of $88,884 relating to unsold debt securities and/or warrants having an aggregate principal amount of $336,681,480 (registered under the Registrant’s Registration Statement No. 333-11546 under Schedule B, filed on February 24, 2000) is being transferred to this Registration Statement and offset against the amount of registration fee required to be paid in respect hereof.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933
and the Prospectus

Schedule B Item	Headings in Prospectus
1.	Cover Page

2.	Use of Proceeds

3.	Description of Debt Securities; Description of Warrants*

4.	*

5.	*

6.	*

7.	Authorized Representative

8.	Cover Page; Use of Proceeds**

9.	Cover Page**

10.	Cover Page**

11.	***

12.	Validity of the Debt Securities

13.	***

14.	***

*
Additional information included or to be included in the Republic’s Annual Report on Form 18-K filed with the Securities and Exchange Commission, as amended from time to time and incorporated by reference herein.

**	Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities and/or warrants to purchase debt securities.

***	Information included in Part II to this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

(ii)

Explanatory Note

This Registration Statement contains a Prospectus, consisting of a cover page and numbered pages 2 through 14, relating to the debt securities and/or warrants to purchase debt securities of the Republic of South Africa with a maximum aggregate principal amount of up to US$3,000,000,000 or the equivalent thereof in one or more other currencies or currency units.

The debt securities and/or warrants may be offered from time to time pursuant to Release Nos. 33-6248 and 33-6424 under the Securities Act of 1933 as separate issues of debt securities and/or warrants on terms and in the manner to be specified in Prospectus Supplements to be delivered in connection with each such offering.

(iii)

PROSPECTUS

Republic of South Africa

Debt Securities

and/or

Warrants to Purchase

Debt Securities

By this prospectus, the Republic of South Africa may offer debt securities and warrants to purchase debt securities with a total maximum offering price of US$3,000,000,000 (or the equivalent in other currencies or composite currencies).

The Republic of South Africa may offer from time to time as separate issues one or more series of unsecured debt securities or warrants to purchase debt securities which will rank equally with its present and future unsecured and unsubordinated general obligations for moneys borrowed.

The Republic of South Africa will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus or into any prospectus supplement, carefully before you make any decision to invest in the debt securities or warrants to purchase debt securities. This prospectus may not be used to make offers or sales of debt securities or warrants to purchase debt securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                 , 2003.

INCORPORATION OF CERTAIN

DOCUMENTS BY REFERENCE

The Republic of South Africa files annual reports on Form 18-K with the U.S. Securities and Exchange Commission on a voluntary basis. The Republic’s Annual Report on Form 18-K for the fiscal year ended March 31, 2002 filed with the SEC on December 18, 2002 is hereby incorporated by reference into this prospectus and any accompanying prospectus supplement. Each Annual Report on Form 18-K (including all exhibits to the Annual Report) and any amendments to the Form 18-K on Form 18-K/A (including all exhibits) filed with the Commission by the Republic on or subsequent to the date of this prospectus and prior to the termination of any offering of the debt securities and/or warrants to purchase debt securities will be deemed to be incorporated by reference into this prospectus and into any accompanying prospectus supplement and to be a part of this prospectus and of any prospectus supplement from the date of the filing of the Form 18-K or Form 18-K/A and will supersede and replace any prior Form 18-K. As used in this prospectus, the term “Annual Report” will refer to any Form 18-K incorporated in this prospectus not superseded or replaced by operation of the preceding sentence.

Any statement in this prospectus or contained in a document that is incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus or any accompanying prospectus supplement to the extent that a statement contained in the accompanying prospectus supplement or in any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement modified or superseded will not be deemed, except as modified or superseded by a document incorporated by reference into this prospectus, to constitute a part of this prospectus or any accompanying prospectus supplement.

Any person receiving a copy of this prospectus may obtain, without charge, upon request, a copy of any of the documents incorporated by reference into this prospectus, except for the exhibits to documents incorporated by reference into this prospectus (other than exhibits expressly incorporated by reference into those documents). Requests for documents incorporated by reference into this prospectus should be directed to Professor Thandabantu Nhlapo, Chargé d’Affaires, Embassy of the Republic of South Africa, 3051 Massachusetts Avenue, Washington, D.C. 20008.

USE OF PROCEEDS

Unless otherwise specified in an applicable prospectus supplement, the net proceeds from the sale of the debt securities and warrants to purchase debt securities will be used for the general purposes of the National Government.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions common to all series of the debt securities and the amended and restated fiscal agency agreement (copies of which are or will be filed as exhibits to the registration statement). This summary does not purport to be complete and is qualified in its entirety by reference to these exhibits and all provisions of the amended and restated fiscal agency agreement and the debt securities.

General

The South African government may issue one or more series of debt securities as it chooses to authorize.

The accompanying prospectus supplement will describe the following terms of the debt securities:

•	the title;

•	the price or prices at which we will issue the debt securities;

•	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

•	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

•	the date or dates on which principal and interest will be payable;

•	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

•	the place or places where principal and interest payments will be made;

•	the time and price limitations on redemption of the debt securities;

•	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

•	whether the debt securities will be in bearer form (which may or may not be registrable as to principal) with interest coupons, if any, or in fully registered form, or both, and restrictions on the exchange of one form for another;

•	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which these amounts will be determined;

•	whether and under what circumstances the South African government will issue the debt securities as global debt securities;

•	whether the debt securities will be designated to be collective action securities (as described below in “Collective Action Securities”); and

•	any other specific terms of the debt securities.

Any debt securities offered by the South African government that are exchangeable for other debt securities or for equity securities of entities owned by South Africa will be described in the prospectus supplement relating to such debt securities. Any special United States federal income tax and other considerations applicable to any debt securities (i) issued with original issue discount, (ii) denominated in a currency other than the U.S. dollar or (iii) payments on which are determined by reference to any index also will be described in the prospectus supplement relating to such debt securities.

There will be a fiscal agent or agents for the South African government in connection with the debt securities whose duties will be governed by the amended and restated fiscal agency agreement. The South African government will appoint a fiscal agent for each series of debt securities, which may or may not be the same fiscal agent. So long as no conflict of interest arises, the fiscal agent may engage or be interested in any financial or other transaction with the South African government. The fiscal agent is the agent of the South African government. The fiscal agent is not a trustee for the holders of debt securities and does not have a trustee’s responsibilities or duties to act for the holders of debt securities.

The South African government may issue debt securities that bear no interest or interest at a rate which at the time of issuance is below market rates to be sold at a substantial discount below their stated principal amount. Special considerations applicable to any debt securities sold at a discount will be described in the prospectus supplement relating to the debt securities.

The South African government will make payments of principal of (and premium, if any) and interest on the debt securities at the place or places and in the currency or currencies it designates and sets forth in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, interest on fully registered debt securities will be paid by check mailed to the persons in whose names the debt securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at the person’s address that appears on the register of the debt securities.

Currency Transfer Guarantee

Unless otherwise provided in the applicable prospectus supplement, the debt securities will benefit from a currency transfer guarantee of the South African Reserve Bank, under which the South African Reserve Bank, in its capacity as the agent for the Minister of Finance for purposes of enforcement of South African Exchange Control Regulations, will irrevocably and unconditionally guarantee that the transfer to the fiscal agent of all sums in the amount and in the currency required for the fulfillment of the financial obligations arising from the debt securities and the amended and restated fiscal agency agreement will be authorized in good time, under all circumstances and without any limitations, notwithstanding any restrictions that may be in force at that time in South Africa and without any obligation of a holder of debt securities or the fiscal agent to submit an affidavit or to comply with any other formality.

Nature of the Obligations of the South African Government

The debt securities will constitute the direct, unconditional, general and (subject to the provisions below) unsecured obligations of the South African government and will rank equally, without any preference among themselves, with all present and future unsecured and unsubordinated general obligations of the South African government for moneys borrowed. The full faith and credit of the South African government will be pledged for the due and punctual payment of, and the due and timely performance of all the South African government’s obligations relating to, the debt securities. Amounts payable in respect of principal of and interest on the debt securities will be charged upon and be payable out of the National Revenue Fund of the South African government, where the public revenues of the South African government are deposited, equally and ratably with all other amounts so charged and amounts payable in respect of all other general loan obligations of the South African government.

Negative Pledge

So long as any debt security remains outstanding, the South African government will not create any mortgage, pledge, lien or other arrangement creating security upon any of its present or future revenues or assets to secure any present or future debt of the South African government, including:

•	moneys borrowed by the South African government, and

•	guarantees given by the South African government of debts incurred by other parties which are denominated or payable in a currency other than the South African rand without equally and rateably securing the outstanding debt securities. The South African government may, however, create security on goods or other assets provided to or acquired by it and securing a sum not greater than the purchase price, including interest and other related charges, of these goods or assets and related services.

South African Taxation

Under existing South African law, all payments of principal and interest in respect of the debt securities will be exempt from any taxes, levies, imposts, duties, deductions, withholdings or other charges, of whatsoever nature, imposed, levied, collected, withheld or assessed by the South African government or any political subdivision or taxing authority thereof or therein (all of which are referred to herein as “South African Taxes”) so long as the beneficial owner of the relevant debt security is either

(1)  a natural person who:

•	is not ordinarily resident in South Africa, Botswana, Lesotho, Namibia or Swaziland, and

•	does not carry on business in South Africa and was physically absent from South Africa for at least 183 days during the relevant year of assessment, or

(2)  a company, incorporated association, corporation or other body corporate which is incorporated, registered, effectively managed or controlled outside South Africa, Botswana, Lesotho, Namibia and Swaziland, provided that:

•	such company does not carry on business in South Africa.

Without prejudice to the foregoing, if any payment of principal or interest is not exempt as aforesaid, the South African government has agreed to pay, to the extent permitted by law, such additional amounts as are necessary in order that the net payment, after the imposition of any South African Taxes, will not be less than the amount the holder would have received in the absence of South African Taxes, except that no such additional amounts shall be payable in respect of

(a)  any South African Taxes that are imposed by reason of the failure of the holder or beneficial owner of the debt security to make a declaration of non-residence or other similar claim for exemption to the relevant tax authority; or

(b)  any Debt Security presented for payment more than 30 days after

(i)  the date on which such payment first becomes due, or

(ii)  if the full amount of the money payable has not been received by the fiscal agent on or prior to such due date, the date on which the full amount of such money having been so received that notice to that effect shall have been duly given in the manner provided in the amended and restated fiscal agency agreement, except to the extent that the holder thereof would have been entitled to additional amounts on presenting the same for payment on the expiration of such period of 30 days.

Any reference herein to principal and/or interest shall be deemed also to refer to any additional amounts which may be payable hereunder.

United States Taxation

The debt securities and interest thereon will not be exempt from United States taxation generally.

In the opinion of Sullivan & Cromwell LLP, special United States counsel for the South African government, and subject to the discussion of backup withholding below, interest on the debt securities is currently exempt from United States federal income taxes, including withholding taxes, if paid to an individual who is not a citizen or resident of the United States or to a corporation organized under the laws of a country other than the United States (a “non-U.S. holder”) whether or not such non-U.S. holder is engaged in trade or business in the United States, unless

(i)  the corporation is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the United States Internal Revenue Code, or

(ii)  the individual or corporation has an office or other fixed place of business in the United States to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the United States.

In addition, in the opinion of Sullivan & Cromwell LLP,

(a)  subject to the discussion of backup withholding below, a non-U.S. holder will not be subject to United States federal income tax on any gain realized on the sale or exchange of a debt security, provided that such gain is not effectively connected with the conduct by the holder of a U.S. trade or business and, in the case of a non-U.S. holder who is an individual, such holder is not present in the United States for a total of 183 days or more during the taxable year in which such gain is realized,

(b)  interest on the debt securities constitutes income from sources without the United States, but, with certain exceptions, is treated separately, together with other items of “passive income” or “financial services income”, for purposes of computing the foreign tax credit allowance under the United States federal income tax laws, and

(c)  the debt securities are deemed to be situated outside the United States for purposes of the United States federal estate tax and are not includible in the gross estate for purposes of such tax in the case of a non-resident in the United States who was not a citizen of the United States at the time of death.

A backup withholding tax and certain information reporting requirements may apply to payments of principal, premium, if any, and interest on the debt securities made to certain noncorporate holders if such payments are made or are considered made in the United States, including payments on debt securities made by wire transfer from outside the United States to an account maintained by the holder with the fiscal agent or paying agent in the United States. If the conditions relating to place of payment are satisfied, non-United States persons are generally exempt from these withholding and reporting requirements, assuming that the gain or income is otherwise exempt from United States federal income tax, but may be required to comply with certification and identification procedures in order to prove their exemption from the requirements. Similar rules requiring reporting and withholding with respect to gross sale proceeds will apply to a non-United States holder who sells a debt security through a United States office of a broker and information reporting, but not backup withholding, will apply to a non-United States holder who sells a debt security through

(a)  a non-United States branch of a United States broker, or

(b)  a non-United States office of a broker that is a controlled foreign corporation for United States tax purposes, a person 50% or more of whose income is effectively connected with a United States trade or business for a specified period, or a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in the United States Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, unless in any such case the holder provides certification of non-United States status or otherwise establishes an exemption.

Limitations on sales to United States persons of debt securities in bearer form, if any, will be described in the prospectus supplement relating thereto.

Events of Default

The events of default are the following:

(a)  default in any payment of principal of (and premium, if any, on) or interest on any of the debt securities of such series and the continuance of the default for a period of more than 30 days after the due date; or

(b)  failure to perform or observe any other obligation under the debt securities of such series and the continuance of the default for a period of 60 days following written notice of the default to the South African government at the office of the fiscal agent by any holder (except where the failure is not capable of remedy, in which event no notice is required); or

(c)  if

(i)  any other present or future External Indebtedness becomes due and payable prior to its stated maturity by reason of default, or any such External Indebtedness is not paid at its maturity as extended by any applicable grace period, or any External Indebtedness in the form of a guarantee is not honored when due and called upon or within any applicable grace period, or

(ii)  the South African government declares a general moratorium on the payment of any External Indebtedness.

Acceleration of Maturity

The descriptions contained in this section “Description of Debt Securities—Acceleration of Maturity” do not apply to any series of debt securities that have been designated collective action securities. See “Acceleration of Maturity of the Collective Action Securities” below for descriptions of the corresponding terms of collective action securities.

If any of the events of default described in “Events of Default” above occurs and is continuing, the holder of any debt security may, by written notice to the South African government and the fiscal agent, to be addressed to the specified office of the fiscal agent, declare the debt security due and payable immediately.

If prior to receipt of a demand by the fiscal agent all defaults have been cured, the securities may not be declared due and payable immediately. Because each series of debt securities are independent of each other series, a default with respect to one series of debt securities will not, in itself, constitute a default with respect to, or permit the acceleration of the maturity of, debt securities of a different series except as provided in clause (c) above.

Redemption

If the debt securities of a series provide for mandatory redemption by the South African government, or redemption at the election of the South African government, redemption shall be on not more than 60 nor less than 30 days’ notice and, in the event of redemption in part, the debt securities to be redeemed will be selected by lot by the fiscal agent. Unless all the debt securities of a series to be redeemed are registered debt securities or bearer debt securities registered as to principal, notice of redemption will be published at least twice prior to the redemption date in a newspaper printed in the English language and of general circulation in Europe and at such other places, if any, as are set forth in such debt securities.

Additionally, notice of such redemption will be mailed to holders of registered debt securities of such series, and to those holders of bearer debt securities of such series who have registered the principal of their debt securities, to their last addresses as they appear on the register for the debt securities of such series. Under United States income tax regulations, special rules will apply to debt securities that can be redeemed prior to maturity if the yield on the redeemed debt securities would be lower than the yield on the debt securities if outstanding to stated maturity.

Amendments to the Terms of the Debt Securities

The descriptions contained in this section “Description of Debt Securities—Amendments to the Terms of the Debt Securities” do not apply to any series of debt securities that have been designated collective action securities. See “Amendments to the Terms of the Collective Action Securities” below for descriptions of the corresponding terms of collective action securities.

Amendments Requiring Unanimous Holder Consent

None of the following modifications or amendments may be effected without the consent of the holder of each debt security of the series being modified or amended:

(a)  change the due date for the payment of the principal of (or premium, if any) or any installment of interest on any debt security of such series,

(b)  reduce the principal amount of any debt security of such series, the portion of such principal amount which is payable upon acceleration of the maturity of such debt security, the interest rate thereon or the premium payable upon redemption thereof,

(c)  change the coin or currency in which or the required places at which payment with respect to interest, premium or principal in respect of the debt securities of such series is payable,

(d)  shorten the period during which the South African government is not permitted to redeem the debt securities of such series, or permit the South African government to redeem the debt securities of such series if, prior to such action, the South African government is not permitted to do so,

(e)  reduce the proportion of the principal amount of the debt securities of such series the vote or consent of the holders of which is necessary to modify, amend or supplement the amended and restated fiscal agency agreement or the terms and conditions of the debt securities of such series or to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided thereby to be made, taken or given, or

(f)  change the obligation of the South African government to pay additional amounts.

Amendments Requiring Consent by Vote of 66 2/3% of the Holders or Written Consent

The South African government and the fiscal agent for any series may modify, amend or supplement the terms of the debt securities of that series or the amended and restated fiscal agency agreement in any way, if they have received approval by affirmative vote of 66 2/3% or greater (or as may be specified in the text of the debt securities of the series) of the aggregate principal amount of the debt securities of that series then outstanding

(a)  at a meeting of holders duly called and held, or

(b)  by written consent in lieu of such meeting.

Amendments Not Requiring the Consent of Holders

The South African government and the fiscal agent may, without the vote or consent of any holder of debt securities, amend the amended and restated fiscal agency agreement or the debt securities of any series for the purpose of

(a)  adding to the covenants of the South African government for the benefit of the holders of debt securities,

(b)  surrendering any right or power conferred upon the South African government,

(c)  securing the debt securities pursuant to the requirements of the debt securities or otherwise,

(d)  curing any ambiguity or curing, correcting or supplementing any defective provision thereof, or

(e)  amending the amended and restated fiscal agency agreement or the debt securities of such series in any manner which the South African government and the fiscal agent may determine and which shall not be inconsistent with the debt securities of such series and shall not adversely affect the interest of any holder of debt securities.

Governing Law; Consent to Service

The amended and restated fiscal agency agreement and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except with respect to all matters governing South Africa’s authorization of issuance and execution of any debt securities and any other matters required to be governed by the laws of the Republic of South Africa, which will be governed by the laws of the Republic of South Africa.

The South African government will accept the jurisdiction of any State or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be maintained by any holder of those securities. The South African government will appoint Professor Thandabantu Nhlapo, Chargé d’Affaires, Embassy of the Republic of South Africa, 3051 Massachusetts Avenue, Washington D.C. as its authorized agent upon whom process in any such action may be served. The South African government will irrevocably waive any immunity to which it might otherwise be entitled in any action arising out of or based upon the debt securities brought in any State or Federal court in the Borough of Manhattan, The City of New York. The South African government is also subject to suit in competent courts in the Republic of South Africa to the extent permitted by South African law.

This appointment of an agent for service of process will be irrevocable until all amounts in respect of the principal of (and premium, if any), and any interest due and to become due on or in respect of all of the debt securities have been provided to the fiscal agent pursuant to the terms of the amended and restated fiscal agency agreement and either paid or returned to the South African government as provided in the amended and restated fiscal agency agreement, except that, if for any reason, the authorized agent ceases to be able to act as such authorized agent or ceases to have an address in the United States, the South African government will appoint another person in Washington, D.C. or The City of New York, selected in its discretion, as its authorized agent.

Neither the appointment of an authorized agent for service of process nor the waiver of immunity includes actions brought under the United States federal securities laws. In the absence of a waiver of immunity by the South African government with respect to such actions it would not be possible to obtain a United States judgment in such an action against the South African government unless a court were to determine that the South African government is not entitled under the United States Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such action.

Collective Action Securities

South Africa may designate a particular series of debt securities to be collective action securities, the specific terms of which shall be described in the prospectus supplement relating to such securities. Debt securities designated to be collective action securities will have the same terms and conditions as the debt securities described in “Description of Debt Securities” above, except that such collective action securities shall contain different provisions relating to certain aspects of acceleration and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity of the Collective Action Securities

If any of the events of default described in “Events of Default” above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the collective action securities outstanding (as defined below) may, by notice to the fiscal agent, declare all the collective action securities to be due and payable immediately.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the collective action securities will become immediately due and payable on the date South Africa receives written notice of the declaration, unless South Africa has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the outstanding collective action securities may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

If prior to receipt of a demand by the fiscal agent all defaults have been cured, the collective action securities may not be declared due and payable immediately. Because each series of collective action securities is independent of each other series, a default with respect to one series of such securities will not, in itself, constitute a default with respect to, or permit the acceleration of the maturity of, collective action securities of a different series except as provided in clause (c) of “Description of Debt Securities—Events of Default” above.

Amendments to the Terms of the Collective Action Securities

South Africa, the fiscal agent and the holders may generally modify or take actions with respect to the amended and restated fiscal agency agreement or the terms of the collective action securities:

•	with the affirmative vote of the holders of not less than 66 2/3% of the aggregate principal amount of the outstanding collective action securities that are represented at a meeting; or

•	with the written consent of the holders of not less than 66 2/3% of the aggregate principal amount of the outstanding collective action securities.

However, the holders of not less than 75% of the aggregate principal amount of the outstanding collective action securities, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the collective action securities that would:

•	change the due dates for the payment of principal of or interest on the collective action securities;

•	reduce any amounts payable on the collective action securities;

•	reduce the amount of principal payable upon acceleration of the maturity of the collective action securities;

•	change the payment currency or places of payment for the collective action securities;

•	permit early redemption of the collective action securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	reduce the percentage of holders of the collective action securities whose vote or consent is needed to amend, supplement or modify the amended and restated fiscal agency agreement (as it relates to the collective action securities) or the terms and conditions of the collective action securities or to take any other action with respect to the collective action securities or change the definition of “outstanding” with respect to the collective action securities;

•	change South Africa’s obligation to pay any additional amounts;

•	change the governing law provision of the collective action securities;

•	change the courts to the jurisdiction of which South Africa has submitted, South Africa’s obligation to appoint and maintain an agent for service of process in Washington, D.C. or The City of New York or South Africa’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the collective action securities, as described herein;

•	in connection with an exchange offer for the collective action securities, amend any event of default under the collective action securities; or

•	change the status of the collective action securities, as described under “Description of Debt Securities—Nature of the Obligations of the South African Government” above.

South Africa refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the collective action securities, can be made without the consent of individual holders of the collective action securities, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding collective action securities) agree to the change.

South Africa and the fiscal agent may, without the vote or consent of any holder of the collective action securities, amend the amended and restated fiscal agency agreement or the collective action securities for the purpose of:

•	adding to South Africa’s covenants for the benefit of the holders;

•	surrendering any of South Africa’s rights or powers;

•	providing collateral for the collective action securities;

•	curing any ambiguity or correcting or supplementing any defective provision; or

•	making any other change that (a) is not inconsistent with the collective action securities and (b) does not adversely affect the interest of any holder of the collective action securities in any material respect.

For purposes of determining whether the required percentage of holders of the collective action securities has approved any amendment, modification or change to, or waiver of, the collective action securities or the amended and restated fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the collective action securities, collective action securities owned, directly or indirectly, by South Africa or any public sector instrumentality of South Africa will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only collective action securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the South African Reserve Bank, any department, ministry or agency of the South African government or any corporation, trust, financial institution or other entity owned or controlled by the South African government or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or to elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

DESCRIPTION OF WARRANTS

The following description sets forth certain general terms and provisions of the warrants and the warrant agreement (copies of which are or will be filed as exhibits to the registration statement). This summary does not purport to be complete and is qualified in its entirety by reference to these exhibits and all provisions of the warrant agreement and the warrants.

General

The South African government may issue, together with any debt securities offered by any prospectus supplement or separately, warrants for the purchase of other debt securities. Each series of warrants will be issued under a warrant agreement to be entered into between the South African government and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to a particular issue of warrants.

Each prospectus supplement that provides for the issuance of warrants will describe the following terms:

•	the terms referred to above under “Description of Debt Securities—General” as they relate to the particular series of debt securities that may be purchased by holders of the warrants;

•	the principal amount of debt securities that may be purchased by a holder of one warrant;

•	the purchase price of debt securities to someone exercising a warrant;

•	the procedures of and conditions that must be followed to purchase debt securities by exercising the warrant;

•	the dates on which the right to exercise the warrants shall begin and end;

•	whether and under what conditions the warrants may be terminated or cancelled by the South African government;

•	the date, if any, on and after which the warrants and debt securities issued together may be separately transferred;

•	whether the warrants represented by the warrant certificates will be issued in registered or bearer form, whether they will be exchangeable between such forms and, if registered, where they may be transferred and registered; and

•	other specific provisions.

Governing Law; Consent to Service

The warrants will be governed by and construed in accordance with the laws of the State of New York except with respect to their authorization and execution and any other matters required to be governed by the laws of the Republic of South Africa. The South African government will accept the jurisdiction of any State or Federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the warrants that may be maintained by any holder of those warrants. The South African government will appoint the warrant agent as its authorized agent upon which process in any such action may be served. The South African government will irrevocably waive any immunity to which it might otherwise be entitled in any action arising out of or based upon the warrants brought in any State or Federal court in the Borough of Manhattan, The City of New York. The South African government is also subject to suit in competent courts in the Republic of South Africa to the extent permitted by South African law.

Neither the appointment of an authorized agent for service of process nor the waiver of immunity includes actions brought under the United States federal securities laws. In the absence of a waiver of immunity by the South African government with respect to such actions it would not be possible to obtain a United States judgment in such an action against the South African government unless a court were to determine that the South African government is not entitled under the United States Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such action.

United States Taxation

Information with respect to the United States tax consequences of the issuance, purchase, exercise and expiration of warrants, including possible original issue discount on debt securities issued with warrants, will be set forth in the prospectus supplement relating to any particular issue of warrants.

PLAN OF DISTRIBUTION

South Africa may sell debt securities or warrants to purchase debt securities to or through underwriters, and also may sell debt securities or warrants to purchase debt securities directly to other purchasers or through agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters, as the case may be, in connection with the debt securities or warrants to purchase debt securities offered thereby.

The distribution of the debt securities or warrants to purchase debt securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

In connection with the sale of debt securities or warrants to purchase debt securities, underwriters may receive compensation from the South African government or from purchasers of debt securities or warrants to purchase debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell debt securities or warrants to purchase debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions for the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of debt securities or warrants to purchase debt securities may be deemed to be underwriters, and any discount or commission received by them from the South African government and any profit on the resale of debt securities or warrants to purchase debt securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Act”). Any such underwriter or agent will be identified, and any such compensation received from the South African government will be described, in the prospectus supplement.

The debt securities or warrants to purchase debt securities will be a new issue of debt securities or warrants to purchase debt securities with no established trading market. Underwriters and agents to whom debt securities or warrants to purchase debt securities are sold by the South African government for public offering and sale may make a market in such debt securities or warrants to purchase debt securities, but such underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities or warrants to purchase debt securities.

Under agreements which may be entered into by the South African government, underwriters, dealers and agents who participate in the distribution of debt securities or warrants to purchase debt securities may be entitled to indemnification by the South African government against certain liabilities, including liabilities under the Act.

If so indicated in the prospectus supplement, the South African government will authorize underwriters or other persons acting as the South African government’s agents to solicit offers by certain institutions to purchase debt securities or warrants to purchase debt securities from the South African government pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the South African government. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the debt securities or warrants to purchase debt securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchase is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

OFFICIAL STATEMENTS

Information included in this prospectus, or in any document incorporated by reference into this prospectus, that is identified as being derived from a publication of, or supplied by, the National Government or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the National Government. All other information in this prospectus, or in any document incorporated by reference into this prospectus, and in the registration statement of which this prospectus is a part, other than that included under the caption “Plan of Distribution” in this prospectus, or in any document incorporated by reference into this prospectus, is included as a public official statement made on the authority of Mr. Trevor A. Manuel, Minister of Finance of the Republic of South Africa.

VALIDITY OF THE SECURITIES

The validity of each series of debt securities or warrants to purchase debt securities will be passed upon on behalf of the South African government by Mr. Enver Daniels, the Chief State Law Adviser of the Republic of South Africa, and on behalf of the Underwriters by Sullivan & Cromwell LLP, New York, New York, and Webber Wentzel Bowens, Johannesburg. As to all matters of South African law, Sullivan & Cromwell LLP may rely upon the opinions of Mr. Enver Daniels and Webber Wentzel Bowens. All statements with respect to matters of South African law in this prospectus have been passed upon by Mr. Enver Daniels, and are made upon his authority. Sullivan & Cromwell LLP may act from time to time on behalf of the South African government.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of the Republic of South Africa in the United States of America is Professor Thandabantu Nhlapo, the

Chargé d’Affaires of the Republic of South

Africa, whose address is:

Embassy of the Republic of South Africa

3051 Massachusetts Avenue, N.W.

Washington, D.C. 20008.

FURTHER INFORMATION

The issue and terms of debt securities or warrants to purchase debt securities will be authorized by the Minister of Finance of the Republic of South Africa pursuant to the authority conferred upon him by the Public Finance Management Act, 1999 (Act No. 1 of 1999) of the Republic of South Africa.

A registration statement with respect to South Africa and the debt securities or warrants to purchase debt securities has been filed with the Securities and Exchange Commission, 450 Fifth Street, N.W. Washington, D.C., 20549, under the Act. Additional information concerning South Africa and the debt securities or warrants to purchase debt securities is to be found in the registration statement, any pre- or post-effective amendment to the registration statement and any document incorporated by reference into the registration statement, including the various exhibits to these documents, which may be inspected at the office of the Securities and Exchange Commission.

The Republic of South Africa, although not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, files Annual Reports on Form 18-K with the Securities and Exchange Commission on a voluntary basis. These Annual Reports include certain material statistical and other information concerning the Republic of South Africa. The Republic of South Africa may also include exhibits to its Annual Report on Form 18-K and file amendments on Form 18-K/A, for the purpose of filing with Commission information that has not been included in the registration statement to which this prospectus and any related prospectus supplement relate, which information would thereby be incorporated by reference into the registration statement. Annual Reports on Form 18-K and amendments on Form 18-K/A of the Republic of South Africa may be inspected at the office of the Securities and Exchange Commission, or reviewed on the Commission’s Internet site at (http://www.sec.gov). This site contains reports and other information regarding issuers that file electronically with the Commission.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the debt securities or warrants to purchase offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Republic of South Africa

PROSPECTUS

Dated                 , 2003

PART II

(That required by Items (11), (13) and (14) of Schedule B

of the Securities Act of 1933.)

The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee	$242,700

Blue Sky fees and expenses*	*

Printing expenses*	*

Fiscal Agent fees and expenses*	*

Miscellaneous expenses, including legal fees and reimbursements of expenses of the underwriters*	*

Total	*

*	To be filed concurrently with the appropriate prospectus supplement, either in an amendment to the Republic’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement.

Agreement to Provide Legal Opinions

The Registrant hereby agrees to furnish copies of such legal opinions (including the opinion and consent of the Chief State Law Adviser of the Republic of South Africa), as required with any issue of debt securities and/or warrants to purchase debt securities under this Registration Statement, in a post-effective amendment to this Registration Statement or in an amendment to the Registrant’s Annual Report on Form 18-K or in any report filed under the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement.

Undertakings

The Registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(ii)  To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clauses (i) or (ii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s Annual Report on Form 18-K or of amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)  That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1), (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

CONTENTS

This Registration Statement consists of:

(1)	Facing sheet.

(2)	Cross Reference sheet.

(3)	Part I, consisting of the Prospectus.

(4)	Part II, consisting of pages numbered II-1 through II-5.

(5)	The following exhibits:

	(1)	Form of Underwriting Agreement.*

	(5)	Opinion of Mr. Enver Daniels, the Chief State Law Adviser of the Republic of South Africa.

	(8)	Tax Opinion of Sullivan & Cromwell LLP.

	(23.1)	Consent of Mr. Trevor A. Manuel, Minister of Finance of the Republic of South Africa.

	(23.2)	Consent of Mr. Enver Daniels, the Chief State Law Adviser of the Republic of South Africa.**

	(23.3)	Consent of Sullivan & Cromwell LLP.

	(99)	Amended and Restated Fiscal Agency Agreement, including the form of Note.***

*	Filed as an exhibit to Registration Statement No. 33-85932 and incorporated by reference herein and made a part of this Registration Statement.

**	Included in Exhibit (5).

***	Filed as an exhibit to Registration Statement No. 333-11546 and incorporated by reference herein and made a part of the Registration Statement.

SIGNATURES

Of the Issuer:

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized in the City of Pretoria on July 28, 2003.

By:	/s/ Trevor A. Manuel
Trevor A. Manuel
Minister of Finance of the
Republic of South Africa

SIGNATURES

Of the Duly Authorized Representative in the United States:

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the Republic of South Africa, has signed this Registration Statement in Washington, D.C. on July 28, 2003.

By:	/s/ Thandabantu Nhlapo
Thandabantu Nhlapo
Chargé d’Affaires Embassy of the Republic of South Africa
Authorized Representative in the
United States

EXHIBIT INDEX

Exhibits	Description

(1)	Form of Underwriting Agreement*

(5)	Opinion of Mr. Enver Daniels, the Chief State Law Adviser of the Republic of South Africa

(8)	Tax Opinion of Sullivan & Cromwell LLP

(23.1)	Consent of Mr. Trevor A. Manuel, Minister of Finance of the Republic of South Africa

(23.2)	Consent of Mr. Enver Daniels, the Chief State Law Adviser of the Republic of South Africa**

(23.3)	Consent of Sullivan & Cromwell LLP

(99)	Amended and Restated Fiscal Agency Agreement, including the form of Note***

*	Filed as an exhibit to Registration Statement No. 33-85932 and incorporated by reference herein and made a part of this Registration Statement.

**	Included in Exhibit (5).

***	Filed as an exhibit to Registration Statement No. 333-11546 and incorporated by reference herein and made a part of this Registration Statement.